FOR IMMEDIATE RELEASE

AutoChina International Announces Availability of Letter to Shareholders on Its Investor Website
Company Provides Detail on Business and Responds to Negative Blog Post

Shijiazhuang, Hebei Province, China – February 3, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it has made available on its investor website a detailed letter to shareholders from its Chairman and CEO, Mr. Yong Hui Li.  The letter makes use of the recent negative blog post to provide additional information and background on AutoChina’s business structure and policies.  This includes a point-by-point response to assertions made by the author concerning AutoChina’s accounting practices, revenue recognition, cash-flow analysis, organizational structure, earnout, related-party financing, and the background of its senior management.

The Company believes that this letter will provide existing and potential shareholders of AutoChina greater insight into its operations, the viability of AutoChina’s business model, the strength and integrity of its management team, and dismiss any doubt as to the Company’s potential.

The letter is currently available at the “Investor Relations” section of AutoChina’s website, http://www.ir-site.com/autochinaintl/. Any interested party is also welcome to contact the Company or its investor relations firm to receive a copy of the letter.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 300 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

AutoChina International Ltd.	Page 2
February 3, 2011

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com